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                                                                    Exhibit 99.2

May 12, 2000; 8:30 a.m.
Good morning.

Today we are proud to discuss our acquisition of Hussmann International, the first major acquisition accomplished as part of the long-term strategic growth plan that we have shared with you previously. There are several reasons why this acquisition is a perfect fit within our strategic growth plan. I'd like to highlight a few:

o First, the acquisition of Hussmann International, combined with our Thermo King unit, will make IR a world leader in the climate control market. This transaction creates a one-stop resource in the $25 billion global `cold chain' for products and services used in the storage, transportation and retailing of food.

o Second, the acquisition meets all of our acquisition criteria. It will be immediately accretive to earnings in 2000.

o Third, we will be able to realize significant synergies through our total climate control sector. It is important to note that the synergies generated from this transaction are not exclusive to Hussmann and will be gained throughout the entire climate control sector. The sharing of resources will reduce the need for capital expenditures that would otherwise have been required for the global expansion of our climate control operations; and

o Fourth, we expect to achieve a return on invested capital of 15% from the transaction by 2004.

You will recall that last November we presented our long-range plan for achieving key growth rate and profitability targets. We said this plan would be accomplished by a combination of organic growth and acquisitions. I am pleased to say that the acquisition of Hussmann will significantly contribute to our ability to reach our targets.

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By now you know that we have reorganized IR in four distinct sectors fully focused on the global markets they serve.

Moving away from our previous structure of product driven businesses, our new structure reflects a major focus framed in terms of four global growth areas:
Climate Control, Industrial Productivity, Infrastructure Development and Security and Safety.


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Today, we are going to talk primarily about one global growth market, climate control, and our enhanced capabilities and opportunities in that market. Since 1997, we have served the climate control market through Thermo King, which is the leader in transport refrigeration equipment.

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As you can see from this slide, before the acquisition of Hussmann, in the climate control market we only participated in the movement of perishable goods as represented in the red boxes.

However, the cold chain includes the entire process involved in taking perishable goods from harvest to the consumer. As a result we aggressively focused on the opportunity in the blue areas, or the storage and display of perishable goods.

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And here's why. By regarding the entire cold chain as the market we serve--as opposed to just the transportation of perishable goods, we dramatically increase our market opportunity from $5 billion to $25 billion.

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Clearly, Hussmann fits the requirements of our long-term strategy in the climate control market. It has world leading products for the display case segment and for refrigerated warehousing and distribution. With Hussmann, we will be able to provide our customers in stationary or transportation applications with one stop shopping for their temperature control needs.

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Hussmann is a world leader and global provider of refrigeration products and services. Sales were $1.3 billion in 1999.

The company manufactures, sells, installs and services merchandising and refrigerator systems for the world's commercial food industry and retail outlets.

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Hussmann's major worldwide markets include supermarkets, convenience stores and food retail warehouses.





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These markets represent significant long-term growth. For the past five years, there have been several significant growth drivers in the display case market. Supermarkets and convenience stores have accelerated their expansion by opening new stores, remodeling their facilities and modernizing their equipment, partially in response to increased competition from new store formats.

Refrigerated display cases are being installed to address growing consumer demand for fresh, prepared and ready to eat products. The popularity of the home meal replacement trend is accelerating the growth. Internet-enabled electronic grocers will also require Hussmann commercial refrigeration equipment for warehouses in order to serve this new segment. This trend also fits with Thermo King, which will provide the equipment for home delivery of perishable and frozen foods.

In addition, more stringent federal and state environmental regulations on core product temperatures and sanitation are also fueling expansion and remodeling expenditures.

Overall, display case refrigeration is expected to have an organic growth rate that is between 5-9% due to ongoing grocery store consolidations and refurbishment.

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Hussmann has historically been a leader in meeting customer needs in critical areas. First is product efficiency, which leads to low life-cycle costs. Most supermarkets operate on very tight margins and energy related to total cooling costs is a major cost component. It's estimated that 4% of all energy consumed in the U.S. is related to cooling foods. Other critical needs Hussmann's products meet include reliability, advanced product features, such as remote temperature monitoring, appealing merchandising units and flexibility of design, which is important to supermarket and convenience store applications.

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Display cases are a major product line that serve supermarkets and convenience stores, including global and national chains as well as local retailers.

Here are some pictures of the display case products. Hussmann products are known for their visual appeal, an important point in merchandising, and solid energy efficient technology.





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Hussmann is the technological leader in centralized commercial refrigeration systems. These systems, which include multi-compressor, automatic flow control systems and electronic controls, are generally located in the store's back room. In addition, Hussmann makes systems for the large, commercial, industrial refrigeration market and manufactures and installs walk-in storage coolers and freezers used for bulk storage and the storage of non-display items.

These commercial systems ensure the safe and efficient storage of food at consistent temperatures with a high degree of reliability.

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For convenience stores Hussmann provides a wide range of products, such as sandwich merchandisers, salad bars, ice cream displays, reach-in cases, and walk-in coolers.

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Display cases represent the largest product grouping, accounting for approximately about half of Hussmann's total revenues. Refrigeration systems for stores and warehouses is about 25%, and installation and service make up the balance.

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This slide shows the geographic breakdown of sales with about 71% of sales in
North America, 16% in Europe and 13% in the rest of the world.

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The company is headquartered outside of St. Louis. Hussmann has 25 manufacturing facilities worldwide; nine which are owned; 16 leased. It also operates 55 service facilities, 39 of them owned and has 100 independent agents.

As you can see, Hussmann is a major worldwide player in its markets.

Hussmann has operations worldwide and is the market leader in North America and in the two largest markets in Latin America, Mexico and Brazil. It also has significant and growing positions in Europe and China. The international markets represent a significant long-term growth opportunity as countries develop infrastructures to meet their food distribution and preservation needs.

Retailers in Mexico and other Latin American countries are expanding and remodeling their stores to compete with U.S. and European chains entering their markets.

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From '97 to '99 Hussmann's sales have grown at a compound annual rate of almost
10%; operating profit increased 18%; and they have had operating margins improved from 8.3 to 9.6%. We believe that through our corporate purchasing and cost reduction efforts, we will increase these margins to 15% by 2004.

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In summary, the acquisition of Hussmann is consistent with our strategy in the
Climate Control segment to expand beyond transportation to stationary refrigeration.

The purchase of Hussmann places us in the leadership position in North American where we have the #1 market share in the transport and stationary food refrigeration markets. We also have a strong platform to grow in quickly expanding overseas markets.

-- Hussmann's service network will also give us the ability to go beyond the equipment business.

-- Our customers, mainly food retailers, can now have a single source for transport and stationary refrigeration.

Now I'd like to turn the presentation over to Dave Devonshire who will review the financial aspects of this transaction.

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Thank you Herb. The total price for the transaction was $1.83 billion which includes the assumption of about $275 million of debt. We recognize that this is a full price. However, as I noted earlier, Hussmann provides key strategic opportunities for our growth in the climate control market.

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We expect to realize cumulative operating synergies of more than $100 million by
2003 from the combined operations of Hussmann and Thermo King. We have only built in about $13 million in savings for 2000. These synergies will come from achieving efficiencies, rationalizing manufacturing facilities and streamlining and rationalizing overhead, logistics, R&D, etc. These synergies will come from the total climate control sector which will have sales of about $2.8 billion and which I emphasize includes BOTH Hussmann and Thermo King. Hussmann's worldwide manufacturing assets will also allow Thermo King to grow in markets like Mexico, Brazil and Spain with minimal capital expenditures.



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We expect the transaction to contribute two to five cents to 2000 EPS. This is based on about $8.3 million of synergies after tax, offset by about $20 million of goodwill amortization and a $35.1 million of after tax interest expense.

We also expect at least 15 cents of additional earnings in 2001 as a result of this transaction.

As a note, Hussmann's earnings are usually back-end loaded with about two-thirds of annual earnings occurring in the second half of the year.

Our earnings forecast for the second half of 2000 is based on Hussmann's earnings of approximately 98 cents per share or 4 cents per share above the current Street consensus of 94 cents. However, our forecast is about 13 cents below the current Hussmann internal management forecast of $1.11 per share for the last two quarters of 2000, so we do have some upside potential.

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The transaction will temporarily take our total debt-to-capital ratio to 56%.
After we complete the Dresser-Rand and IDP transactions, the ratio will fall to about 48%. We expect the debt-to-capital ratio to be about 43% by year-end 2000. Because of our strong cash generating capability, both Standard and Poors and Moodys have reaffirmed our debt ratings.

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Now I'd like to provide an update of our earnings expectation for 2000. The earnings for Hussmann of two to five cents put us in the $3.98 to $4.12 range which is slightly above the range we reported during our first quarter conference call. Now I'll turn the presentation back to Herb Henkel.

Thanks, Dave.

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As you can see, the Hussmann acquisition meets all the criteria we set:

--    it is accretive to earnings in the first full year;

--    it earns its cost of capital in three years, and

--    it achieves a ROIC of 15% by year five.




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Similarly, Hussmann, including our derived synergies, fits our long term goals in revenue growth, operating margins, earnings growth, working capital to sales, cash flow and return on invested capital.

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Hussmann will not only increase our growth rate but will also change the balance of Ingersoll-Rand's operations. By 2001, Climate Control will be our second largest sector, representing 29% of our sales. With the Hussmann acquisition, we have significantly improved our position in a growing global market sector while strengthening IR's position as a major diversified industrial company.

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In closing, we are extremely enthusiastic about this acquisition. Hussmann perfectly fits our long-term strategy and our financial goals.

Thank you.

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Now we will be pleased to take your questions.